Date: January 25, 2007

Contact: Neal A. Petrovich, Senior Vice President and Chief Financial Officer
                    *434-773-2242 **petrovichn@amnb.com***

Traded: NASDAQ Global Select Market   **Symbol:**   AMNB

AMERICAN NATIONAL BANKSHARES INC. ANNOUNCES FOURTH QUARTER EARNINGS

Danville, VA -- American National Bankshares Inc. (NASDAQ: AMNB), parent company of American National Bank and Trust Company, today announced fourth quarter 2006 net income of $2.9 million, a 9.0% increase over the fourth quarter of 2005. Earnings per share were $0.47 on both a basic and diluted basis compared to $0.49 in the year-earlier quarter.

For the full year, net income was $11.4 million, an increase of 14.3% over 2005. Basic earnings per share improved 4.4%, from $1.83 in 2005 to $1.91 in 2006, and diluted earnings per share increased 5.0%, from $1.81 to $1.90.

"To increase our per share earnings over 2005, while successfully acquiring Community First Financial Corporation and dealing with a difficult interest rate environment and competitive banking climate is very positive," stated Charles H. Majors, President and Chief Executive Officer. "We had not anticipated this immediate accretion to earnings following our closing with Community First; however, it confirms our ability to execute successfully on our growth and expansion strategy. I am also pleased to report significant improvement in our credit quality, as indicated by a reduction in nonperforming loans from 1.02% of total loans at December 31, 2005 to 0.63% at December 31, 2006."

Fourth quarter 2006 earnings were impacted by several factors, including:
- a negative provision for loan losses in the amount of $547,000, due to an improvement in credit quality;
- other noninterest expense of $123,000 to record a reserve for unfunded loan commitments;
- an increase in salary expense of $240,000 over the third quarter of 2006, to record the total expense of the 2006 employee profit sharing and incentive programs; and
- income tax expense of $160,000 to reduce the net value of a deferred tax asset related to the Company's holdings of FNMA and FHLMC preferred stock.

Other fourth quarter highlights include:
- the adoption of Financial Accounting Standard Number 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," which resulted in a $1.5 million reduction, net of tax, of shareholders' equity through Accumulated Other Comprehensive Income; and
- a 41% reduction in nonperforming assets from September 30, 2006 to December 31, 2006.

Net Interest Income and Provision for Loan Losses

Compared to the fourth quarter of 2005, net interest income increased $1.1 million, or 18.6%. The improvement was due largely to the acquisition of Community First, which significantly increased the Company's interest-earning assets.

Compared to the third quarter of 2006, net interest income declined $333,000 or 4.4%, due to an increase in funding costs and a reduction in earning assets. Net interest income after the provision for loan losses; however, increased $339,000 or 4.6%, due to the negative provision for loan losses in the fourth quarter of 2006.

The net interest margin, on a taxable equivalent basis, was 4.15% during the fourth quarter of 2006, as compared with 4.26% during the third quarter of 2006 and 4.24% during the fourth quarter of 2005. "The shape of the yield curve and the highly competitive market for bank deposits has put pressure on margins at banks including American National," stated Majors. "This was evident in the recent quarter when funding costs rose while earning asset yields did not." For the full year, net interest income increased $4.7 million, or 19.7% from 2005 to 2006. Net interest income in 2006 was impacted positively by the acquisition of Community First and negatively by interest expense recorded on the related issuance of Trust Preferred Securities.

Noninterest Income

Noninterest income rose 9.8% from $2.0 million in the fourth quarter of 2005 to $2.2 million in the fourth quarter of 2006. The increase was due in large part to growth in trust fees, income from bank owned life insurance acquired from Community First, and increases in deposit account service charge income and mortgage banking revenue.

Noninterest Expense

Noninterest expense increased $1.0 million or 21.6% from the fourth quarter of 2005 to 2006, due in large part to the impact of the Community First acquisition. Additionally, fourth quarter 2006 noninterest expense included $123,000 for the establishment of a reserve for unfunded loan commitments and higher than normal expense for employee profit sharing and incentive programs. Noninterest expense increased $3.2 million or 18.6% for the full year 2006 as compared to 2005, due primarily to the effects of the Community First acquisition and an increase in pension and other employee benefit expenses.

Balance Sheet

Average earning assets increased from $594.1 million in the fourth quarter of 2005 to $714.1 million in the recently completed quarter, primarily as a result of loans acquired from Community First. Average loans were $543.2 million during the fourth quarter of 2006, compared with $413.3 million in the year-earlier quarter.

Average earning assets declined $15.4 million or 2.1% from the third to the fourth quarter of 2006, due largely to a decrease in the investment portfolio driven by a reduction in average deposits. Average deposits declined $14.6 million, or 2.4%.

"Loan and deposit growth rates have been impacted by several factors," stated Majors. "We reduced our problem loan balances, in many cases by moving the loans out of the Bank. This negatively affected our loan growth, but positively impacted earnings and credit quality. We experienced normal post-acquisition deposit runoff and allowed high-rate certificates of deposit issued by Community First to mature. Lastly, a highly competitive banking climate and soft economic conditions in our older markets impacted growth. With the effects of the Community First acquisition and loan portfolio clean-up work essentially behind us, we are optimistic that growth rates will improve in 2007."

About American National

American National Bankshares Inc. is the holding company of American National Bank and Trust Company, a community bank with eighteen full service offices serving the areas of Danville, Pittsylvania County, Martinsville, Henry County, South Boston, Halifax County, Lynchburg, Bedford, Bedford County, Campbell County, and portions of Nelson County in Virginia, along with portions of Caswell County in North Carolina. The Bank also operates a loan production office in Greensboro, North Carolina.

American National Bank and Trust Company provides a full array of financial products and services, including commercial, mortgage, and consumer banking; trust and investment services; and insurance. Services are also provided through twenty-three ATMs, “AmeriLink” Internet banking, and 24-hour “Access American” phone banking. Additional information is available on the Bank’s website at www.amnb.com. The shares of American National Bankshares Inc. are traded on the NASDAQ Global Select Market under the symbol “AMNB.”

This press release may contain “forward-looking statements,” within the meaning of federal securities laws that involve significant risks and uncertainties. Statements herein are based on certain assumptions and analyses by the Corporation and are factors it believes are appropriate in the circumstances. Actual results could differ materially from those contained in or implied by such statements for a variety of reasons including, but not limited to: changes in interest rates; changes in accounting principles, policies, or guidelines; significant changes in the economic scenario; significant changes in regulatory requirements; and significant changes in securities markets. Consequently, all forward-looking statements made herein are qualified by these cautionary statements and the cautionary language in the Corporation’s most recent Form 10-K report and other documents filed with the Securities and Exchange Commission. American National Bankshares Inc. does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.


American National Bankshares Inc. and Subsidiary

Consolidated Balance Sheets

(Dollars in thousands, except share data)

Unaudited


	December 31	
ASSETS	2006	2005
Cash and due from banks	$ 24,375	$ 18,300
Interest-bearing deposits in other banks	1,749	9,054
Securities available for sale, at fair value	148,748	147,274
Securities held to maturity	13,873	18,355
Total securities	162,621	165,629
Loans held for sale	1,662	714
Loans, net of unearned income	542,228	417,087
Less allowance for loan losses	(7,264)	(6,109)
Net Loans	534,964	410,978
Bank premises and equipment, net	12,438	7,769
Goodwill	22,468	-
Core deposit intangibles, net	2,829	132
Accrued interest receivable and other assets	14,614	10,927
Total assets	$ 777,720	$ 623,503
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Demand deposits -- noninterest-bearing	$ 106,885	$ 85,965
Demand deposits -- interest-bearing	107,170	90,629
Money market deposits	50,948	42,425
Savings deposits	69,517	80,315
Time deposits	274,008	192,317
Total deposits	608,528	491,651
Repurchase agreements	33,368	37,203
FHLB borrowings	15,087	17,238
Trust preferred capital notes	20,619	-
Accrued interest payable and other liabilities	5,126	3,992
Total liabilities	682,728	550,084
Shareholders' equity:		
Common stock, $1 par, 10,000,000 shares authorized,		
6,161,865 shares outstanding at December 31, 2006 and		
5,441,758 shares outstanding at December 31, 2005	6,162	5,442
Capital in excess of par value	26,414	9,588
Retained earnings	64,584	59,109
Accumulated other comprehensive income (loss), net	(2,168)	(720)
Total shareholders' equity	94,992	73,419
Total liabilities and shareholders' equity	$ 777,720	$ 623,503

American National Bankshares Inc. and Subsidiary
Consolidated Statements of Income
(Dollars in thousands, except per share data)
Unaudited

	Three Months Ended December 31		Twelve Months Ended December 31	
	2006	2005	2006	2005
Interest Income				
Interest and fees on loans	$ 10,106	$ 6,876	$ 37,361	$ 25,825
Interest and dividends on securities:				
Taxable	1,210	981	5,034	4,090
Tax-exempt	430	479	1,743	2,010
Dividends	94	60	312	215
Other interest income	85	186	620	339
Total interest income	11,925	8,582	45,070	32,479
Interest Expense				
Deposits	3,805	2,034	13,349	6,902
Repurchase agreements	364	284	1,384	901
Other borrowings	240	218	921	937
Trust preferred capital notes	343	-	1,007	-
Total interest expense	4,752	2,536	16,661	8,740
Net Interest Income	7,173	6,046	28,409	23,739
Provision for (Recovery of) Loan Losses	(547)	(255)	58	465
Net Interest Income After Provision for Loan Losses	7,720	6,301	28,351	23,274
Noninterest Income				
Trust and investment services	891	794	3,374	3,012
Service charges on deposit accounts	650	627	2,654	2,446
Other fees and commissions	275	277	1,163	1,078
Mortgage banking income	201	187	709	665
Securities gains, net	15	8	62	53
Other	120	67	496	642
Total noninterest income	2,152	1,960	8,458	7,896
Noninterest Expense				
Salaries	2,654	2,306	9,520	8,453
Pension and other employee benefits	535	495	2,506	1,975
Occupancy and equipment	812	611	2,977	2,476
Bank franchise tax	170	135	651	543
Core deposit intangible amortization	107	40	414	353
Other	1,130	859	4,196	3,279
Total noninterest expense	5,408	4,446	20,264	17,079
Income Before Income Tax Provision	4,464	3,815	16,545	14,091
Income Tax Provision	1,547	1,138	5,119	4,097
Net Income	$ 2,917	$ 2,677	$ 11,426	$ 9,994
Net Income Per Common Share				
Basic	$ 0.47	$ 0.49	$ 1.91	$ 1.83
Diluted	$ 0.47	$ 0.49	$ 1.90	$ 1.81
Average Common Shares Outstanding				
Basic	6,163,307	5,437,127	5,986,262	5,465,090
Diluted	6,196,671	5,471,516	6,020,071	5,506,998

Financial Highlights
American National Bankshares Inc. and Subsidiary

(Dollars in thousands, except share data, unaudited)	Three Months Ended December 31			Twelve Months Ended December 31		
	2006	2005	Change	2006	2005	Change
EARNINGS						
Interest income	$ 11,925	$ 8,582	39.0%	$ 45,070	$ 32,479	38.8%
Interest expense	4,752	2,536	87.4	16,661	8,740	90.6
Net interest income	7,173	6,046	18.6	28,409	23,739	19.7
Provision for loan losses	(547)	(255)	114.5	58	465	(87.5)
Noninterest income	2,152	1,960	9.8	8,458	7,896	7.1
Noninterest expense	5,408	4,446	21.6	20,264	17,079	18.6
Income taxes	1,547	1,138	35.9	5,119	4,097	24.9
Net income	2,917	2,677	9.0	11,426	9,994	14.3
PER COMMON SHARE						
Earnings per share - basic	$ 0.47	$ 0.49	(4.1)%	$ 1.91	$ 1.83	4.4%
Earnings per share - diluted	0.47	0.49	(4.1)	1.90	1.81	5.0
Cash dividends paid	0.22	0.21	4.8	0.87	0.83	4.8
Book value per share				15.42	13.49	14.3
Book value per share - tangible (a)				11.31	13.47	(16.0)
Closing market price				23.32	23.25	0.3
FINANCIAL RATIOS						
Return on average assets	1.49%	1.73%	(24)bp	1.51%	1.61%	(10)bp
Return on average equity	12.18	14.79	(261)	12.72	13.95	(123)
Return on average tangible equity (b)	16.97	14.97	200	16.60	14.35	225
Average equity to average assets	12.26	11.67	59	11.85	11.57	28
Net interest margin (FTE)	4.15	4.24	(9)	4.20	4.17	3
Efficiency ratio	58.10	53.96	414	54.85	52.24	261
PERIOD END BALANCES						
Securities				$ 162,621	$ 165,629	(1.8)%
Loans held for sale				1,662	714	132.8
Loans, net of unearned income				542,228	417,087	30.0
Goodwill and other intangibles				25,297	132	N/A
Assets				777,720	623,503	24.7
Assets - tangible (a)				752,423	623,372	20.7
Deposits				608,528	491,651	23.8
Repurchase agreements				33,368	37,203	(10.3)
FHLB borrowings				15,087	17,238	(12.5)
Trust preferred capital notes				20,619	-	N/A
Shareholders' equity				94,992	73,419	29.4
Shareholders' equity - tangible (a)				69,695	73,288	(4.9)
AVERAGE BALANCES						
Securities	$ 164,384	$ 162,315	1.3%	$ 173,580	$ 170,439	1.8%
Total loans	543,239	413,308	31.4	513,493	414,580	23.9
Interest-earning assets	714,128	594,118	20.2	699,995	594,801	17.7
Goodwill and other intangibles	25,401	147	N/A	19,263	265	N/A
Assets	781,786	620,388	26.0	757,802	619,074	22.4
Assets - tangible (a)	756,385	620,241	22.0	738,539	618,809	19.3
Interest-bearing deposits	497,690	400,460	24.3	486,745	397,914	22.3
Deposits	601,934	486,605	23.7	588,862	482,584	22.0
Repurchase agreements	39,661	41,182	(3.7)	40,970	42,757	(4.2)
Other borrowings	38,834	17,267	124.9	33,087	19,474	69.9
Shareholders' equity	95,809	72,405	32.3	89,824	71,638	25.4

Shareholders' equity - tangible (a)		70,408	72,258	(2.6)	70,561	71,373	(1.1)

CAPITAL

Average shares outstanding - basic		6,163,307	5,437,127	13.4%	5,986,262	5,465,090	9.5%
Average shares outstanding - diluted		6,196,671	5,471,516	13.3	6,020,071	5,506,998	9.3
Shares repurchased		4,900	4,390	11.6	39,100	98,840	(60.4)
Average price of shares repurchased	$	23.56 $	22.48	4.8	$ 23.32 $	24.32	(4.1)

ALLOWANCE FOR LOAN LOSSES

Beginning balance	$	8,170 $	8,515	(4.1)%	$ 6,109 $	7,982	(23.5)%
Allowance acquired in merger					1,598	-	N/A
Provision for loan losses		(547)	(255)	114.5	58	465	(87.5)
Charge-offs		(448)	(2,200)	(79.6)	(913)	(2,577)	(64.6)
Recoveries		89	49	81.6	412	239	72.4
Ending balance	$	7,264 $	6,109	18.9	$ 7,264 $	6,109	18.9

NONPERFORMING ASSETS

Nonperforming loans:							
90 days past due					$ - $	56	N/A%
Nonaccrual					3,425	4,217	(18.8)
Foreclosed real estate					99	188	(47.3)
Nonperforming assets					$ 3,524 $	4,461	(21.0)

ASSET QUALITY RATIOS (c)

Net chargeoffs to average loans		0.26%	2.08%	(182)bp	0.10%	0.56%	(46)bp
Nonperforming assets to total assets					0.45	0.72	(27)
Nonperforming loans to total loans					0.63	1.02	(39)
Allowance for loan losses to total loans					1.34	1.46	(12)
Allowance for loan losses							
to nonperforming loans					2.12 X	1.43 X	69

Notes:

(a) - Excludes goodwill and other intangible assets

(b) - Excludes amortization expense, net of tax, of intangible assets

(c) - Balance sheet amounts used in calculations are based on period end balances

bp - Change is measured as difference in basis points

FTE - Fully taxable equivalent basis

N/A - Percentage change is not applicable or not meaningful